# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 26North BDC, Inc., CIK 0001950976
CUSIP: 000000000
Title of class of securities: Shares of Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-059882
Filed by CIK 0001667175

## Reporting persons
- Amwal Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,994,744; sole dispositive power 0; shared dispositive power 1,994,744; aggregate amount beneficially owned 1,994,744 (14.3% of the class)
- Abu Dhabi Investment Council Co P.J.S.C: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,994,744; sole dispositive power 0; shared dispositive power 1,994,744; aggregate amount beneficially owned 1,994,744 (14.3% of the class)

## Item 1. Issuer
Name of issuer: 26North BDC, Inc.
Address of issuer's principal executive offices: 600 Madison Avenue, 26th Floor, New York, New York, 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Amwal Investments LLC ("Amwal") and (ii) Abu Dhabi Investment Council Company P.J.S.C. ("ADIC"). The foregoing are collectively referred to herein as the "Reporting Persons."
Amwal holds the securities of the Issuer.
Amwal is a wholly owned subsidiary of ADIC.
Address of principal business office or, if none, residence: The address of principal office of each of Amwal and ADIC is Al Bahr Towers, Sheikh Zayed Bin Sultan Street, (Intersection with Shakhbout Bin Sultan Street - 19th Street) PO BOX 61999, Abu Dhabi, United Arab Emirates.
Citizenship: Please refer to Item 4 on each cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amwal 1,994,744
ADIC 1,994,744
ADIC disclaims beneficial ownership of all securities included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Amwal 14.3%
ADIC 14.3%
The percentages are based on 13,953,462 Common Shares outstanding as of December 19, 2024, as provided to each Reporting Person by the Issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,994,744
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,994,744

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amwal Investments LLC: /s/ Salem Mohamed Al Ameri, Salem Mohamed Al Ameri/Authorized Signatory (02/14/2025)
- Amwal Investments LLC: /s/ Saoud Essa Al Mulla, Saoud Essa Al Mulla/Authorized Signatory (02/14/2025)
- Abu Dhabi Investment Council Co P.J.S.C: /s/ Salem Mohamed Al Ameri, Salem Mohamed Al Ameri/Authorized Signatory (02/14/2025)
- Abu Dhabi Investment Council Co P.J.S.C: /s/ Saoud Essa Al Mulla, Saoud Essa Al Mulla/Authorized Signatory (02/14/2025)